Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: January 2004

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F   X                               Form 40-F
                             ---                                        ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                        Yes                                         No   X
                             ---                                        ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A




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                                  Exhibit Index
                                  -------------


1. German Press Release issued January 20, 2004 regarding capital share increase.

                                    EXHIBIT 1


SGL Carbon lays down details of capital increase / Ad hoc notification pursuant to ss.15 German Securities Trading Act

WIESBADEN, January 20, 2004. The Executive Committee and the Supervisory Board of SGL Carbon AG today determined the details of the Company's planned cash capital increase. The share capital will be increased by approximately
(euro)85.2 million, from approximately (euro)56.7 million to just under
(euro)142 million. SGL Carbon shareholders will be offered the new shares at a ratio of 2 to 3 which means that they can subscribe three new shares for two existing shares held. The subscription price is (euro)8. The subscription period starts on Thursday, January 22 and ends on Thursday, February 05, 2004. The capital increase, which will be offered to shareholders for subscription by the mandated bank syndicate, is expected to raise a net amount of approximately
(euro)245 million.

Information and explanations from the issuers for this ad-hoc announcement:

No distribution in the U.S.A., Canada, Japan and Australia:
This press release and the information contained herein is not being distributed, and is not for distribution, in the United States of America, to U.S. persons (including legal entities), or to publications with a general circulation in the United States, Canada, Japan and Australia.

No offer:
This announcement does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein. Securities may not be offered or sold in the United States absent registration or an exemption from registration; any public offering of securities in the United States must be made by means of a prospectus that may be obtained from the issuer and that contains detailed information about the company and management as well as financial statements. The securities of SGL Carbon described herein have not been and will not be registered under the U.S. securities laws. The rights will not be available to U.S. persons, and the offering will not be directed at those persons.

Forward-looking statements:
This press release contains forward-looking statements. These statements reflect the current belief of SGL Carbon's management as well as assumptions made by, and information available to, the SGL Group. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual future results and developments could differ materially from those set forth in these statements due to various factors. These factors include, among others, changes in the general economic and competitive situation, particularly in SGL Carbon's businesses and markets; changes resulting from acquisitions and the subsequent integration of companies; and changes resulting from restructuring measures. In addition, future results and developments could be affected by the performance of financial markets, fluctuations in exchange rates and changes in national and supranational law, particularly with regard to tax regulations. The company assumes no obligation to update future statements.

For further information, please contact:
Corporate Communications / Media Relations / Stefan Wortmann
Tel.: +49 (0) 611 60 29 105 / Fax: +49 (0) 611 60 29 101 /
Mobile: +49 (0) 170 540 2667
e-mail: stefan.wortmann@sglcarbon.de / Internet: www.sglcarbon.de


SGL CARBON AG
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   SGL CARBON Aktiengesellschaft



Date: January 20, 2004         By: /s/ Robert J. Kohler
                                   ---------------------------------------------
                                   Name:    Robert J. Koehler
                                   Title:   Chairman of the Board of Management


                                   By:      /s/ Dr. Bruno Toniolo
                                   ---------------------------------------------
                                   Name:    Dr. Bruno Toniolo
                                   Title:   Member of the Board of Management